_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 27 January 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	27 January 2005
Number	04/05

BHP BILLITON APPOINTS PRESIDENT ENERGY COAL

BHP Billiton announced today the appointment of Mahomed Seedat as President Energy Coal. In this role Mr Seedat will have responsibility for BHP Billiton's domestic and export thermal coal businesses. BHP Billiton is one of the largest producers and marketers of export thermal coal and has interests in operations in South Africa, North America, South America and Australia. Mr Seedat will be based in Johannesburg, South Africa and will report to Philip Aiken, Group President Energy.

Mr Seedat has more than 20 years experience in the minerals industry, most recently as the President and COO Ingwe, responsible for BHP Billiton's energy coal business in southern Africa, which consists of seven mines with total production exceeding 55 million tons per annum. From 2001 to 2004 Mr Seedat was President and COO of BHP Billiton's southern Africa aluminium business with full strategic and operational responsibility for the three aluminium smelters in South Africa and Mozambique. Prior to this he was the General Manager Hillside Aluminium, responsible for significantly improving production and decreasing costs, making Hillside amongst the lowest cost producers of aluminium in the world.

Commenting on the appointment, Mr Aiken said: "Mahomed's depth of technical experience and commercial focus, and his outstanding record as a leader of large and complex businesses, will serve him well in his new role as we further develop our energy coal business across the globe. "

Mr Seedat will take on his new responsibilities with immediate effect.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Background Information

Mr Mahomed Seedat

Prior to his appointment as President Energy Coal, Mr Seedat served as President and COO of BHP Billiton's energy coal business in South Africa, which consists of seven mines with total production exceeding 55 million tons per annum. He was appointed a member of the BHP Billiton Executive Committee in May 2004.

From 2001 to 2004 as President & COO of BHP Billiton's Southern Africa aluminium business, Mr Seedat was responsible for the full strategic and operational responsibility for the three aluminium smelters in Southern Africa and Mozambique, which together produce approximately 1,400,000 tons of primary aluminium with a market value of US$1,250 million per annum.

From 1997 to 2001 he served as General Manager Hillside Aluminium, responsible for significantly improving production and decreasing costs, making Hillside amongst the lowest cost producers of aluminium in the world.

Mr Seedat started his career in the minerals industry in 1980. Mr Seedat serves as a member of the Engineering Council SA, Institute of Electrical Engineers and the Engineering Academy of South Africa.

Career

President and COO Ingwe 2004; President and COO Southern Africa Aluminium 2001-2004; General Manager Hillside Aluminium 1997-2001; Manager Maintenance, Hillside Aluminium 1996-1997; Assistant Engineering Manager/Manager Engineering 1994-1996; Electrical Engineering Manager Richards Bay Coal Terminal 1992-1994; 1980-1991 the following positions with Amcoal: Landau Project Engineer 1991; Electrical Services Colliery Engineer, 1988-1990; Underground Colliery Construction Engineer 1987-1988; Surface Services Colliery Engineer, 1986-1987; Instrumentation Engineer 1982-1986; Engineering Assistant 1981-1982; Graduate Junior Engineer 1980-1981.

Personal

Bachelor of Electrical Engineering, University of Durban-Westville, 1974-1979

Program in Management Development, Harvard Business School, 1990

Government Certificate Mines and Works

Management Development Program, UNISA

Married with six children

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON PLC
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 27 January 2005